EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended February 28, 2013, the Orinda SkyView Multi-Manager Hedged Equity Fund increased accumulated net realized loss by $137,335, decreased undistributed net investment loss by $4,060,103, and decreased paid-in capital by $3,922,768.

For the period ended February 28, 2013, the Orinda SkyView Macro Opportunities Fund decreased accumulated net realized gain by $161,025, and decreased undistributed net investment loss by $161,025.

The reclassifications have no effect on net assets or net asset value per share.